February 27, 2022

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

Washington DC 20549

Re:	Monogram Orthopaedics Inc.
Offering Statement on Form 1-A/A filed February 23, 2022
File No. 024-12084

Ladies and Gentlemen:

On behalf of Monogram Orthopaedics Inc., I hereby request qualification of the above-referenced offering statement at 5:00pm, Eastern Time, on Wednesday, March 1, 2023, or as soon thereafter as is practicable.

Sincerely,

Monogram Orthopaedics Inc.

By:	/s/ Benjamin Sexson
Name:	Benjamin Sexson
Title:	Chief Executive Officer

Cc:  Andrew Stephenson, Esq.

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